UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F
APPLICATION FOR DEREGISTRATION
PURSUANT TO SECTION 8(f)
OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT")
AND RULE 8f-1 THEREUNDER

I. GENERAL IDENTIFYING INFORMATION

1. REASON FUND IS APPLYING TO DEREGISTER (CHECK ONLY ONE; FOR DESCRIPTIONS, SEE INSTRUCTION 1 ABOVE):

[X] MERGER

[ ] LIQUIDATION

[] ABANDONMENT OF REGISTRATION
(NOTE: ABANDONMENTS OF REGISTRATION ANSWER ONLY QUESTIONS 1 THROUGH 15, 24 AND 25 OF THIS FORM AND COMPLETE VERIFICATION AT THE END OF THE FORM.)

[ ] ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
(NOTE: BUSINESS DEVELOPMENT COMPANIES ANSWER ONLY QUESTIONS 1 THROUGH 10
OF THIS FORM AND COMPLETE VERIFICATION AT THE END OF THE FORM.)

2. NAME OF FUND:

Evergreen Equity Trust

3. SECURITIES AND EXCHANGE COMMISSION FILE NO.:

811-08413

4. IS THIS AN INITIAL FORM N-8F OR AN AMENDMENT TO A PREVIOUSLY FILED FORM N-8F?

                [X] Initial Application             [ ] Amendment

5. ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (INCLUDE NO. & STREET, CITY, STATE, ZIP CODE):

200 Berkeley Street

Boston, MA 02116

6. NAME, ADDRESS AND TELEPHONE NUMBER OF INDIVIDUAL THE COMMISSION STAFF SHOULD CONTACT WITH ANY QUESTIONS REGARDING THIS FORM:

Maureen Towle

Wells Fargo Advantage Funds

200 Berkeley Street, 26th Floor

Boston, MA 02116

617-210-3682

7. NAME, ADDRESS AND TELEPHONE NUMBER OF INDIVIDUAL OR ENTITY RESPONSIBLE FOR MAINTENANCE AND PRESERVATION OF FUND RECORDS IN ACCORDANCE WITH RULES 31A-1 AND 31A-2 UNDER THE ACT [17 CFR 270.31A-1, .31A-2]:

TRUST AGREEMENTS, BYLAWS AND MINUTE BOOKS:

Maureen E. Towle, Esq.

Wells Fargo Advantage Funds

200 Berkeley Street, 21st Floor

Boston, MA 02116

617-210-3682

OTHER FUND RECORDS:

Jeremy DePalma

Wells Fargo Advantage Funds

200 Berkeley Street, 18th Floor

Boston, MA 02116

617-210-3588

NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-2 FOR THE PERIODS SPECIFIED TO THOSE RULES.

 8. CLASSIFICATION OF FUND (CHECK ONLY ONE):

[X] MANAGEMENT COMPANY;
[ ] UNIT INVESTMENT TRUST; OR
[ ] FACE-AMOUNT CERTIFICATE COMPANY.

9. SUBCLASSIFICATION IF THE FUND IS A MANAGEMENT COMPANY (CHECK ONLY ONE):

[X] OPEN-END        [ ] CLOSED-END

10. STATE LAW UNDER WHICH THE FUND WAS ORGANIZED OR FORMED (E.G., DELAWARE, MASSACHUSETTS):

 Delaware

11. PROVIDE THE NAME AND ADDRESS OF EACH INVESTMENT ADVISER OF THE FUND (INCLUDING SUB-ADVISERS) DURING THE LAST FIVE YEARS, EVEN IF THE FUND’S CONTRACTS WITH THOSE ADVISERS HAVE BEEN TERMINATED:

Investment Adviser:

Evergreen Investment Management Company, LLC

200 Berkeley St.

Boston, Massachusetts 02116

Investment Sub-Advisers:

Metropolitan West Capital Management, LLC

610 Newport Center Drive, Suite 1000

Newport Beach, CA 92660

Golden Capital Management, LLC

5 Resource Square, Suite 400

10715 David Taylor Drive, Charlotte, North Carolina 28262

Crow Point Partners, LLC

10 The New Driftway

Scituate, Massachusetts 02066

12. PROVIDE THE NAME AND ADDRESS OF EACH PRINCIPAL UNDERWRITER OF THE FUND DURING THE LAST FIVE YEARS, EVEN IF THE FUND’S CONTRACTS WITH THOSE UNDERWRITERS HAVE BEEN TERMINATED:

Wells Fargo Funds Distributor, LLC

525 Market Street

San Francisco, California, 94105

Evergreen Investment Services, Inc.

200 Berkeley Street

Boston, MA 02116-5034

13. IF THE FUND IS A UNIT INVESTMENT TRUST (“UIT”) PROVIDE:

(A) DEPOSITOR’S NAME(S) AND ADDRESS(ES): N/A

(B) TRUSTEE’S NAME(S) AND ADDRESS(ES): N/A

14. IS THERE A UIT REGISTERED UNDER THE ACT THAT SERVED AS A VEHICLE FOR INVESTMENT IN THE FUND (E.G., AN INSURANCE COMPANY SEPARATE ACCOUNT)?

       [ ] Yes       [X] No

IF YES, FOR EACH UIT STATE:

NAME(S):

FILE NO.: 811-______

BUSINESS ADDRESS:

15. (A) DID THE FUND OBTAIN APPROVAL FROM THE BOARD OF DIRECTORS CONCERNING THE DECISION TO ENGAGE IN A MERGER, LIQUIDATION OR ABANDONMENT OF REGISTRATION?

[X] YES       [ ] NO

IF YES, STATE THE DATE ON WHICH THE BOARD VOTE TOOK PLACE:

December 9, 2009.

IF NO, EXPLAIN:

(B) DID THE FUND OBTAIN APPROVAL FROM THE SHAREHOLDERS CONCERNING THE DECISION TO ENGAGE IN A MERGER, LIQUIDATION OR ABANDONMENT OF REGISTRATION?

       [X] YES       [ ] NO

IF YES, STATE THE DATE ON WHICH THE SHAREHOLDER VOTE TOOK PLACE:

Evergreen Disciplined Value Fund, Evergreen Enhanced S&P 500® Fund, Evergreen Equity Income Fund, Evergreen Fundamental Mid Cap Value Fund, Evergreen Golden Large Cap Core Fund, Evergreen Growth Fund, Evergreen Intrinsic Value Fund, Evergreen Small Cap Value Fund and Evergreen Small-Mid Growth Fund – June 8, 2010

Evergreen Large Company Growth Fund – June 18, 2010

Evergreen Asset Allocation Fund, Evergreen Diversified Capital Builder Fund, Evergreen Golden Core Opportunities Fund, Evergreen Mid Cap Growth Fund, Evergreen Special Values Fund and Evergreen Utility and Telecommunications Fund – June 21, 2010

Evergreen Fundamental Large Cap Fund and Evergreen Health Care Fund – June 29, 2010

Evergreen Omega Fund – July 2, 2010

IF NO, EXPLAIN:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. HAS THE FUND DISTRIBUTED ANY ASSETS TO ITS SHAREHOLDERS IN CONNECTION WITH THE MERGER OR LIQUIDATION?

       [X] YES       [ ] NO

(A) IF YES, LIST THE DATE(S) ON WHICH THE FUND MADE THOSE DISTRIBUTIONS:

July 9, 2010 for Evergreen Diversified Capital Builder Fund

July 16, 2010 for all other funds

(B) WERE THE DISTRIBUTIONS MADE ON THE BASIS OF NET ASSETS?

       [X] YES       [ ] NO

(C) WERE THE DISTRIBUTIONS MADE PRO RATA BASED ON SHARE OWNERSHIP?

       [X] YES       [ ] NO

(D) IF NO TO (B) OR (C) ABOVE, DESCRIBE THE METHOD OF DISTRIBUTIONS TO SHAREHOLDERS. FOR MERGERS, PROVIDE THE EXCHANGE RATIO(S) USED AND EXPLAIN HOW IT WAS CALCULATED:

(E) LIQUIDATIONS ONLY:

WERE ANY DISTRIBUTIONS TO SHAREHOLDERS MADE IN KIND?

       [ ] YES       [ ] NO

IF YES, INDICATE THE PERCENTAGE OF FUND SHARES OWNED BY AFFILIATES, OR ANY OTHER AFFILIATION OF SHAREHOLDERS:

17. CLOSED-END FUNDS ONLY:

HAS THE FUND ISSUED SENIOR SECURITIES?

       [ ] YES       [ ] NO        N/A

IF YES, DESCRIBE THE METHOD OF CALCULATING PAYMENTS TO SENIOR SECURITY HOLDERS AND DISTRIBUTIONS TO OTHER SHAREHOLDERS:

18. HAS THE FUND DISTRIBUTED ALL OF ITS ASSETS TO THE FUND’S SHAREHOLDERS?

       [X] YES       [ ] NO

IF NO,

(A) HOW MANY SHAREHOLDERS DOES THE FUND HAVE AS OF THE DATE THIS FORM IS FILED?

(B) DESCRIBE THE RELATIONSHIP OF EACH REMAINING SHAREHOLDER TO THE FUND:

19. ARE THERE ANY SHAREHOLDERS WHO HAVE NOT YET RECEIVED DISTRIBUTIONS IN COMPLETE LIQUIDATION OF THEIR INTERESTS?

       [ ] YES       [X] NO

IF YES, DESCRIBE BRIEFLY THE PLANS (IF ANY) FOR DISTRIBUTING TO, OR PRESERVING THE INTERESTS OF, THOSE SHAREHOLDERS:

III. ASSETS AND LIABILITIES

20. DOES THE FUND HAVE ANY ASSETS AS OF THE DATE THIS FORM IS FILED?
(SEE QUESTION 18 ABOVE)

       [ ] Yes       [X] No

IF YES,

(A) DESCRIBE THE TYPE AND AMOUNT OF EACH ASSET RETAINED BY THE FUND AS OF THE DATE THIS FORM IS FILED:

(B) WHY HAS THE FUND RETAINED THE REMAINING ASSETS?

(C) WILL THE REMAINING ASSETS BE INVESTED IN SECURITIES?

       [ ] YES       [ ] NO

21. DOES THE FUND HAVE ANY OUTSTANDING DEBTS (OTHER THAN FACE-AMOUNT CERTIFICATES IF THE FUND IS A FACE-AMOUNT CERTIFICATE COMPANY) OR ANY OTHER LIABILITIES?

       [ ] YES       [X] NO

IF YES,

(A) DESCRIBE THE TYPE AND AMOUNT OF EACH DEBT OR OTHER LIABILITY:

(B) HOW DOES THE FUND INTEND TO PAY THESE OUTSTANDING DEBTS OR OTHER LIABILITIES?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (A) LIST THE EXPENSES INCURRED IN CONNECTION WITH THE MERGER OR LIQUIDATION:

                (I) LEGAL EXPENSES:  $1,500,000*

                (II) ACCOUNTING EXPENSES:   $1,426,000*

                (III) OTHER EXPENSES (LIST AND IDENTIFY SEPARATELY):

Proxy Printing: $272,000*

Proxy Mailing: $17,662,000*

Proxy Solicitation: $839,000*

                (IV) TOTAL EXPENSES (SUM OF LINES (I)-(III) ABOVE): $21,699,000*

* Reflects aggregate merger expenses incurred in connection with the integration of the Evergreen Funds Family and the Wells Fargo Advantage Funds Family, which resulted in the mergers of 79 target series within Evergreen Equity Trust, Evergreen Fixed Income Trust, Evergreen International Trust, Evergreen Money Market Trust, Evergreen Municipal Trust, Evergreen Select Equity Trust, Evergreen Select Fixed Income Trust, Evergreen Select Money Market Trust, Evergreen Variable Annuity Trust, Wells Fargo Funds Trust and Wells Fargo Variable Trust.

(B) HOW WERE THOSE EXPENSES ALLOCATED?

They were not allocated.  All expenses were borne by Wells Fargo Funds Management, LLC, Evergreen Investment Management Company LLC or one of their affiliates.

(C) WHO PAID THOSE EXPENSES?

Wells Fargo Funds Management, LLC, Evergreen Investment Management Company LLC or one of their affiliates.

(D) HOW DID THE FUND PAY FOR UNAMORTIZED EXPENSES (IF ANY)?

23. HAS THE FUND PREVIOUSLY FILED AN APPLICATION FOR AN ORDER OF THE COMMISSION REGARDING THE MERGER OR LIQUIDATION?

       [ ] YES       [X] NO

IF YES, CITE THE RELEASE NUMBERS OF THE COMMISSION’S NOTICE AND ORDER OR, IF NO NOTICE OR ORDER HAS BEEN ISSUED, THE FILE NUMBER AND DATE THE APPLICATION WAS FILED:

V. CONCLUSION OF FUND BUSINESS

24. IS THE FUND A PARTY TO ANY LITIGATION OR ADMINISTRATIVE PROCEEDING?

       [ ] YES       [X] NO

IF YES, DESCRIBE THE NATURE OF ANY LITIGATION OR PROCEEDING AND THE POSITION TAKEN BY THE FUND IN THAT LITIGATION:

25. IS THE FUND NOW ENGAGED, OR INTENDING TO ENGAGE, IN ANY BUSINESS ACTIVITIES OTHER THAN THOSE NECESSARY FOR WINDING UP ITS AFFAIRS?

       [ ] YES       [X] NO

IF YES, DESCRIBE THE NATURE AND EXTENT OF THOSE ACTIVITIES:

VI. MERGERS ONLY

26. (A) STATE THE NAME OF THE FUND SURVIVING THE MERGER:

Evergreen Asset Allocation Fund, a series of the Applicant, was merged into Wells Fargo Advantage Asset Allocation Fund, a series of Wells Fargo Funds Trust.

Evergreen Disciplined Value Fund, a series of the Applicant, was merged into Wells Fargo Advantage Disciplined Value Fund, a series of Wells Fargo Funds Trust.

Evergreen Diversified Capital Builder Fund, a series of the Applicant, was merged into Wells Fargo Advantage Diversified Capital Builder Fund, a series of Wells Fargo Funds Trust.

Evergreen Enhanced S&P 500® Fund, a series of the Applicant, was merged into Wells Fargo Advantage Disciplined U.S. Core Fund, a series of Wells Fargo Funds Trust.

Evergreen Equity Income Fund, a series of the Applicant, was merged into Wells Fargo Advantage Classic Value Fund, a series of Wells Fargo Funds Trust.

Evergreen Fundamental Large Cap Fund, a series of the Applicant, was merged into Wells Fargo Advantage Core Equity Fund, a series of Wells Fargo Funds Trust.

Evergreen Fundamental Mid Cap Value Fund, a series of the Applicant, was merged into Wells Fargo Advantage Mid Cap Disciplined Fund (renamed Wells Fargo Advantage Special Mid Cap Value Fund immediately following the merger), a series of Wells Fargo Funds Trust.

Evergreen Golden Core Opportunities Fund, a series of the Applicant, was merged into Wells Fargo Advantage Small/Mid Cap Core Fund, a series of Wells Fargo Funds Trust.

Evergreen Golden Large Cap Core Fund, a series of the Applicant, was merged into Wells Fargo Advantage Large Cap Core Fund, a series of Wells Fargo Funds Trust.

Evergreen Growth Fund, a series of the Applicant, was merged into Wells Fargo Advantage Traditional Small Cap Growth Fund, a series of Wells Fargo Funds Trust.

Evergreen Health Care Fund, a series of the Applicant, was merged into Wells Fargo Advantage Health Care Fund, a series of Wells Fargo Funds Trust.

Evergreen Intrinsic Value Fund, a series of the Applicant, was merged into Wells Fargo Advantage Intrinsic Value Fund, a series of Wells Fargo Funds Trust.

Evergreen Large Company Growth Fund, a series of the Applicant, was merged into Wells Fargo Advantage Premier Large Company Growth Fund, a series of Wells Fargo Funds Trust.

Evergreen Mid Cap Growth Fund, a series of the Applicant, was merged into Wells Fargo Advantage Mid Cap Growth Fund, a series of Wells Fargo Funds Trust.

Evergreen Omega Fund, a series of the Applicant, was merged into Wells Fargo Advantage Omega Growth Fund, a series of Wells Fargo Funds Trust.

Evergreen Small Cap Value Fund, a series of the Applicant, was merged into Wells Fargo Advantage Special Small Cap Value Fund, a series of Wells Fargo Funds Trust.

Evergreen Small-Mid Growth Fund, a series of the Applicant, was merged into Wells Fargo Advantage Growth Opportunities Fund, a series of Wells Fargo Funds Trust.

Evergreen Special Values Fund, a series of the Applicant, was merged into Wells Fargo Advantage Special Small Cap Value Fund, a series of Wells Fargo Funds Trust.

Evergreen Utility and Telecommunications Fund, a series of the Applicant, was merged into Wells Fargo Advantage Utility and Telecommunications Fund, a series of Wells Fargo Funds Trust.

(B) STATE THE INVESTMENT COMPANY ACT FILE NUMBER OF THE FUND SURVIVING THE MERGER:

811-09253

(C) IF THE MERGER OR REORGANIZATION AGREEMENT HAS BEEN FILED WITH THE COMMISSION, STATE THE FILE NUMBER(S), FORM TYPE USED AND DATE THE AGREEMENT WAS FILED:

File Numbers for Applicant: 811-08413 / 333-37453

File Numbers for Surviving Fund (Wells Fargo Funds Trust): 811-09253 / 333-74295

A filing containing the definitive proxy statement and the agreement and plan of reorganization was made on Form 485BPOS on April 14, 2010, accession no. 0000907244-10-000456, by Wells Fargo Advantage Asset Allocation Fund.

A filing containing the definitive proxy statement and the agreement and plan of reorganization was made on Form 497 on April 21, 2010, accession no. 0000907244-10-000489, by Wells Fargo Advantage Classic Value Fund, Wells Fargo Advantage Disciplined Value Fund, Wells Fargo Advantage Large Cap Core Fund and Wells Fargo Advantage Premier Large Company Growth Fund.

A filing containing the definitive proxy statement and the agreement and plan of reorganization was made on Form 497 on April 21, 2010, accession no. 0000907244-10-000492, by Wells Fargo Advantage Core Equity Fund, Wells Fargo Advantage Disciplined U.S. Core Fund, Wells Fargo Advantage Diversified Capital Builder Fund, Wells Fargo Advantage Growth Opportunities Fund, Wells Fargo Advantage Health Care Fund, Wells Fargo Advantage Intrinsic Value Fund, Wells Fargo Advantage Omega Growth Fund, Wells Fargo Advantage Small/Mid Cap Core Fund, Wells Fargo Advantage Special Small Cap Value Fund, Wells Fargo Advantage Traditional Small Cap Growth Fund and Wells Fargo Advantage Utility and Telecommunications Fund.

A filing containing the definitive proxy statement and the agreement and plan of reorganization was made on Form 497 on April 21, 2010, accession no. 0000907244-10-000488, by Wells Fargo Advantage Mid Cap Growth Fund and Wells Fargo Advantage Mid Cap Disciplined Fund (renamed Wells Fargo Advantage Special Mid Cap Value Fund immediately following the merger).

  (D) IF THE MERGER OR REORGANIZATION AGREEMENT HAS NOT BEEN FILED WITH THE COMMISSION, PROVIDE A COPY OF THE AGREEMENT AS AN EXHIBIT TO THIS FORM.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of EVERGREEN EQUITY TRUST (ii) he is a duly authorized officer of such company, and (iii) all actions by shareholders, Trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Signature

/s/ Michael H. Koonce

Michael H. Koonce